Mail Stop 4561

December 8, 2006

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
National Westminster Bank Plc England
135 Bishopsgate
London, England EC2M 3UR

Re: **National Westminster Bank Plc England**
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 22, 2006
File No. 001-09266

Dear Mr. Whittaker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6: Directors, Senior Management and Employees, page 38

1. Please revise future filings to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material) and, if possible, a breakdown of persons employed by main category of activity and geographic location. Also disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. If the company employs a significant number of temporary employees, include disclosure of the number of temporary employees on an average during the most recent financial year. Refer to Item 6.D. of the Official Text of Form 20-F.

Accounting Policies, page 54

Note 6: Intangible assets and goodwill, page 56

2. Please revise future filings to disclose your accounting policy for capitalizing internally generated computer software. Specifically describe how you applied the guidance in paragraphs 52-67 of IAS 38 in determining which costs could be capitalized.

Cash flow statements, page 66

3. We note that you have presented the proceeds of minority interests acquired and the costs of minority interests redeemed as cash flows from financing activities. Please revise your future filings to more clearly identify the nature of the amounts presented in these line items, and tell us how you determined that classification as a financing activity was the most appropriate.

Notes on the accounts, page 67

Note 4: Operating profit before tax, page 70

4. The amounts disclosed do not agree in total to the amount reported as operating profit before tax on your consolidated income statement. For transparency purposes, please revise future filings to clearly explain the purpose of this presentation and why you think it is meaningful to investors. To the extent such disclosures are provided pursuant to U.K. companies legislation, please disclose that fact in future filings.

Note 11: Loans and advances to customers, page 72

Securitisations – Continuing involvement, page 73

5. Please revise future filings to clearly explain the nature of the risks and rewards of ownership to which you remain exposed with respect to your U.S. securitisations of residential mortgages in accordance with paragraph 94(a)(ii) of IAS 39. For example, clarify whether your continuing involvement takes the form of a guarantee, written or purchased option or cash-settled option as described in paragraph 30 of IAS 39.

Assumptions/impact on fair value, page 74

6. We note that in the valuation of your U.S. Agency and commercial retained interests, you have assumed no risk of credit loss. Please revise your future filings to disclose the nature and terms of the guarantee associated with the U.S. Agency retained interests, and how you determined no credit loss was possible on your commercial retained interests.

Note 12: Debt Securities, page 77

7. We note approximately 89% of your debt securities portfolio are unlisted securities classified as held-for-trading. Please revise your future filings to disclose your policy for valuing these securities.

Note 16: Intangible Assets, page 80

8. Please revise your future filings to provide all of the disclosures required by paragraphs 134 -137 of IAS 36 with respect to the estimates used to measure the recoverable amounts of cash-generating units containing goodwill. For example, you have indicated that your valuation for Ulster Bank was based on the value in use, but have not provided all of the disclosures required by paragraph 134(d)(i) – (v).

Note 18: Derivatives at fair value, page 84

9. Please revise future filings to provide the disclosures required by paragraph 59 of IAS 32 with respect to your hedging transactions. Alternatively, you may provide the disclosures required by paragraphs 22-24 of IFRS 7.

10. Your disclosure on page 84 indicates that the majority of your hedging transactions involve the use of interest rate swaps to hedge either the interest rate risk or exposure to variability in future cash flows associated with recognized financial assets and liabilities or forecasted transactions (in the case of cash flow hedges.) Please revise future filings to clearly identify the specific hedged items in these hedging transactions. In addition, describe the methods used to assess effectiveness for each of your hedging strategies.

Note 26: Subordinated liabilities, page 90

11. Please revise future filings to disclose the contractual terms and conditions of your subordinated liabilities – specifically your loan capital – in accordance with paragraphs 62 - 63 of IAS 32.

Note 28: Share capital, page 93

12. Please revise future filings to describe the characteristics that you considered in determining the appropriate classification of your non-cumulative preference shares. For example,
     - Your disclosure on page 93 indicates that non-cumulative preference shares are redeemable at the option of the company. For purposes of transparency to the reader, please revise future filings to explain why you classify such shares as debt considering the guidance in paragraph AG 25 of IAS 32, which differentiates between shares redeemable at the option of the holder (classified as debt) from those redeemable at the option of the company (classified as equity.)

- It is our understanding that your non-cumulative convertible preference shares are both redeemable at the option of the company and convertible by the holder. Please revise future filings to clarify how you considered the guidance of paragraphs 28-32 of IAS 32 in accounting for the liability and equity components of such instruments.

Note 33: Memorandum, page 111

Litigation, page 111

13. Please revise future filings to provide the disclosures required by paragraph 84-89 of IAS 37 with respect to your provision for litigation. If you believe that reserves recorded for litigation losses are not significant enough for footnote quantification, revise your future filings to disclose that fact.

Note 46: Significant Differences between IFRS and US GAAP, page 129

14. We note that in your reconciliations to US GAAP on page 179 you present an adjustment for timing differences and other. Please revise future filings to more clearly explain the differences between IFRS and US GAAP that led to this reconciling item.

15. Your disclosure on page 73 indicates that your securitization transactions may result in continued recognition of the securitized assets, continued recognition of the assets to the extent of your continuing involvement, or derecognition of the securitized assets. Please revise future filings to more clearly describe any differences you identified in your accounting for these transactions under IFRS as compared to US GAAP. For example, discuss how you considered the concept of legal control under SFAS 140 as compared to the risks and rewards model under IAS 39. Separately discuss how you considered whether any of your transfers to SPEs would have qualified for derecognition under SFAS 140.

16. As disclosed on page 72 you have designated certain loans and advances to banks and customers as held-for-trading and carry such securities at fair value. Please revise your future filings to clearly disclose and compare both your US GAAP and IFRS policies for loans held for trading. Identify for the reader where such differences are reflected in your US GAAP adjustments.

17. On page 134 you disclose that "other adjustments in the reconciliation of net income for the year ended 31 December 2005 from IFRS to US GAAP include refinements to estimates, primarily loan impairment provisions, arising from the implementation of IFRS." Please explain to us in more detail the specific changes in estimates to which you refer and how the implementation of IFRS affected the determination of such estimates.

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As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief